News Release
Issued on behalf of RELX N.V.

For immediate release
20 April 2017

RELX NV AGM 19 April 2017

RELX N.V. announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 19 April 2017, approved the 2016 financial statements and determined the total dividend for 2017 at € 0.423 per share of € 0.07 nominal value. After taking account of the interim dividend of € 0.122 per share paid in August 2016, the final dividend amounts to €0.301 per share.

All other resolutions were approved by the AGM. The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Total Votes cast*	%*	Votes withheld
3a. Amendments to the remuneration policy	670,276,345	95.70%	30,141,484	4.30%	700,417,829	72.87%	5,371,474

3b. Amendments to the RELX Group plc Long-Term Incentive Plan (LTIP) rules	675,218,276	96.19%	26,749,717	3.81%	701,967,993	73.03%	3,821,310

3c. Addition of a deferred share element to the Annual Incentive Plan (AIP)	692,611,396	98.23%	12,504,128	1.77%	705,115,524	73.36%	673,779

5. Adoption of the 2016 Annual Financial Statements	699,266,314	99.09%	6,406,910	0.91%	705,673,224	73.42%	116,079

6. Determination and distribution of dividend	702,442,828	99.75%	1,775,248	0.25%	704,218,076	73.27%	1,571,227

7a. Release from liability of the executive directors	696,534,675	98.71%	9,074,137	1.29%	705,608,812	73.41%	180,491

7b. Release from liability of the non-executive directors	696,513,248	98.70%	9,151,769	1.30%	705,665,017	73.42%	124,286

8. Appointment of external auditors	698,024,926	98.90%	7,740,196	1.10%	705,765,122	73.43%	24,181

9a. Re-appointment of Anthony Habgood	694,677,512	98.43%	11,083,472	1.57%	705,760,984	73.43%	28,319

9b. Re-appointment of Wolfhart Hauser	697,287,564	98.80%	8,480,983	1.20%	705,768,547	73.43%	20,756

9c. Re-appointment of Adrian Hennah	701,561,199	99.40%	4,199,603	0.60%	705,760,802	73.43%	28,501

9d. Re-appointment of Marike van Lier Lels	705,751,070	99.99%	9,875	0.01%	705,760,945	73.43%	28,358

9e. Re-appointment of Robert MacLeod	702,751,566	99.57%	3,009,242	0.43%	705,760,808	73.43%	28,495

9f. Re-appointment of Carol Mills	705,659,716	99.99%	101,885	0.01%	705,761,601	73.43%	27,702

9g. Re-appointment of Linda Sanford	705,738,395	99.99%	23,206	0.01%	705,761,601	73.43%	27,702

9h. Re-appointment of Ben van der Veer	699,158,491	99.58%	2,949,114	0.42%	702,107,605	73.05%	3,681,698

10a. Re-appointment of Erik Engstrom	696,735,907	98.72%	9,024,788	1.28%	705,760,695	73.43%	28,608

10b. Re-appointment of Nick Luff	701,741,584	99.43%	4,019,221	0.57%	705,760,805	73.43%	28,498

11a. Authorisation of the Board to acquire shares in the Company	687,956,066	97.50%	17,664,367	2.50%	705,620,433	73.41%	168,870

11b. Proposal to reduce the capital of the Company by the cancellation of up to 50 million of its shares held in treasury	693,724,909	98.30%	12,026,106	1.70%	705,751,015	73.43%	38,288

12a. Designation of the Board as authorised body to issue shares and to grant rights to acquire shares in the capital of the Company	612,768,614	86.83%	92,924,569	13.17%	705,693,183	73.42%	96,120

12b. Designation of the Board as authorised body to limit or exclude pre-emptive rights to the issuance of shares	577,834,638	81.88%	127,843,700	18.12%	705,678,338	73.42%	110,965

• Note: Excluding votes ‘withheld’.

The shares represented were good for 705,789,303 votes, which is 73.43% of our issued share capital entitled to vote. Each share confers the right to cast one vote.

-ENDS-